Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	28252-1 / D/WLM/825507.1

February 24, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 4561

Washington, DC 20549

Attention:	Mr. Mark P. Shuman

Branch Chief - Legal

Dear Mr. Shuman:

Re:        id-CONFIRM, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 19, 2006
Your File No. 333-130329

Form 10-KSB for the fiscal year ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005
File No. 0-50489

                Thank you for your letter of February 17, 2006 with your comments on the Company's Amendment No. 1 to Registration Statement on Form SB-2, filed January 19, 2006, Form 10-KSB and Form 10-QSB. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form SB-2/A

General

1.	Updated financial statements have been included in the Amended Registration Statement, and the related disclosure updated accordingly.

Selling Stockholder, page 14

2.	The information requested in regards to Navigator Management, Ltd. has been included in the Amended Registration Statement.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

Undertakings, page 42

3.	The undertaking required by Item 512(g) of Regulation S-B, as amended, has been included in the Amended Registration Statement.

Form 10-KSB/A for the fiscal year ended June 30, 2005

Item 9A. Disclosure of Controls and Procedures, page 34

4.

The Company has advised that it feels that it provided its interim financial statements to its former auditors for review with ample time prior to the filing deadline for the report referred to in your comment.

As you may be aware from other Registrants, on May 2, 2005, Moore Stephens Ellis Foster, the Company’s former auditors, completed a transaction with Ernst & Young LLP which to its knowledge resulted in the resignation of substantially all of the personnel at Moore Stephens Ellis Foster on May 2, 2005 and the association of those persons, as of May 3, 2005, with Ernst & Young LLP. As a result, the audit personnel that performed audit services for the Company while they were associated with Moore Stephens Ellis Foster continued to provide those same audit services to the Company from and after May 3, 2005, at which date they associated with Ernst & Young LLP. The Company was eventually advised that Moore Stephens Ellis Foster resigned as its auditors effective upon consummation of this transaction. The Company did not formally engage Ernst & Young LLP as its auditor and the Company was not aware of the nature and effect of this transaction. While the Company has no direct knowledge, it does suspect that the foregoing circumstances resulted in the substantial delay for the review of its interim financial statements. Given this, shortly thereafter the Company changed auditors. Also, as a result of these circumstances, the Company feels that the late filing in issue was not indicative of any weakness or deficiencies with its internal controls or disclosure controls and procedures.

Please find enclosed both clean (four copies) and a black-lined version of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement has also been filed by Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on January 19, 2006 and the version filed herewith.

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per:	/s/ William L. Macdonald

William L. Macdonald

WLM/mll

cc:	id-Confirm, Inc.